LEAD INVESTOR

Jeff Selikoff

I spend much of my time investing in technology, aviation, media/entertainment, education and energy. The common threads that I look for in all of these sectors are a combination of ripe market with consumer interest, distribution / ability to deliver the product, scalability, and expertise / grit of the senior team. In my opinion, Joule Case checks every box. Portable, clean energy has never been more desirable. Reliable Joule Case products provide solutions for power outage backup, food trucks, outdoor enthusiasts and even concerts and music festivals using renewable lithium-ion batteries and harnessing solar polar. The brilliant, yet approachable management team has years of knowledge and experience working in modular battery systems. With an impressive IP portfolio, several sizable signed agreements with large reputable customers, Joule Case has the traction and potential for substantial growth in the future. I am excited to have invested in this team and company and look forward to a bright future with Joule Case!

Invested $25,000 this round & $800,000 previously

Learn about Lead Investors